Computershare Investor Services Inc.
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 661-9401

November 14, 2006

To:           All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:           Bema Gold Corporation

We confirm that the following material was sent by pre-paid mail on November 14th, 2006 to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1.	Management’s Discussion and Analysis for the Quarters Ended September 30th , 2006 and 2005/Unaudited Consolidated Financial Statements for the Periods Ended September 30th , 2006 and 2005

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

”Ana Garcia”
Mailing Specialist
Stock Transfer, Client Services
Telephone: (604) 661-9400 (ext 4320)
Fax: (604) 661-9401